FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of June


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media
Information

                               17 June 2005

          BG Group to assume 100 percent of Brindisi LNG SpA

BG Group today announced that it has agreed to acquire sole ownership of Brindisi LNG SpA, the company developing the 8 billion cubic metre per annum
(bcma) LNG regasification terminal on the south east coast of Italy. BG Group is acquiring the additional interest from Enel for a cash consideration of EUR17 million, plus a deferred, contingent sum of approximately EUR27 million. Completion of the transfer of Enel's shareholding is expected to take place by the end of June.

The sale of 3.2 bcma of LNG by BG Group to Enel was conditional on Enel's participation in the Brindisi regasification terminal and this agreement now falls away. This supply reverts to BG Group and is available to be marketed in Italy through the Group's enhanced regasification capacity position.

Speaking today, BG Group Executive Vice President for the Mediterranean Basin and Africa, Stuart Fysh said: 'Brindisi LNG, which is part of BG's Atlantic Basin strategy, will bring major new investment to southern Italy. It will deliver a new and competitive energy supply to Italy and will also bring significant development to the economy of the region.'

BG Group is encouraged by the strong support of the Italian Government. Site works have begun at the Brindisi LNG terminal, which is scheduled to commence operations in the second half of 2008.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.

Notes to Editors:

BG Group has been operating in Italy for over ten years and is active in the Exploration & Production and Power Generation sectors. To date, the Group has invested about EUR180 million in the country's energy sector. With Italian partners, BG Italia operates eight of the 14 exploration permits and applications in which it participates in the Po Valley and the Sicily Channel. BG Italia is a shareholder in Serene S.p.A., a joint venture company, which owns and operates approximately 400 megawatts of co-generation units located in five sites adjacent to Fiat Auto factories.

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications                               +44 (0) 118 929 3717

Out of hours media mobile:                   +44 (0) 791 718 5707

Investor Relations                           +44 (0) 118 929 3025

Website: www.bg-group.com
                                    - ends -



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17 June, 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary